   As Filed with the Securities and Exchange Commission on February 12, 1998



                      SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C. 20549


                                 SCHEDULE 13G

                 Under the Securities and Exchange Act of 1934


                           Software AG Systems, Inc.
                  -------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
              --------------------------------------------------
                        (Title of Class of Securities)


                                  834025 10 8
                                  -----------
                                (CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 834025 10 8                                          SCHEDULE 13G
            -----------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Software AG

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [x]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Republic of Germany

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            2,750,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             2,750,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,750,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      9.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12
      CO

------------------------------------------------------------------------------


                               Page 2 of 9 pages

  CUSIP NO. 834025 10 8                                          SCHEDULE 13G
            -----------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Dr. Erwin W. Koenigs

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [x]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Republic of Germany

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            102,025

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             102,025

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      102,025

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
        [x]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      0.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12
      IN

------------------------------------------------------------------------------


                               Page 3 of 9 pages

  CUSIP NO. 834025 10 8                                          SCHEDULE 13G
            -----------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Volker Dawedeit

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [x]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Republic of Germany

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            67,925

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             67,925

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      67,925

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
        [x]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      0.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12
      IN

------------------------------------------------------------------------------


                               Page 4 of 9 pages

  CUSIP NO. 834025 10 8                                          SCHEDULE 13G
            -----------

ITEM 1.

     (a) Name of Issuer:  Software AG Systems, Inc.

     (b) Address of Issuer's Principal Executive Offices:

                Software AG Systems, Inc.
                11190 Sunrise Valley Drive
                Reston, Virginia  20191


ITEM 2.

     (a) - (c). Name, Address or Principal Business Office and Citizenship of Persons Filing. This statement is filed on behalf of the persons named in paragraphs 1 through 3 below (collectively, the "Reporting Persons") and their written agreement to the joint filing of this statement is attached hereto as Exhibit A. The following information is furnished with respect to each of the Reporting Persons.

           1. SOFTWARE AG
              -----------

                Software AG
                Uhlandstrasse 12, D-64297
                Darmstadt, Germany
                Place of Organization:  Republic of Germany.

           2. DR. ERWIN W. KOENIGS
              --------------------

                Dr. Erwin W. Koenigs
                Uhlandstrasse 12, D-64297
                Darmstadt, Germany
                Citizenship:  Republic of Germany.

           3. VOLKER DAWEDEIT
              ---------------

                Volker Dawedeit
                Uhlandstrasse 12, D-64297
                Darmstadt, Germany
                Citizenship:  Republic of Germany.

     (d)  Title of Class of Securities:  Common Stock, par value $.01 per share.

     (e)  CUSIP Number:  834025 10 8

                               Page 5 of 9 pages

  CUSIP NO. 834025 10 8                                          SCHEDULE 13G
            -----------

ITEM 3.

           Not Applicable.


ITEM 4.  OWNERSHIP.
         ---------

          The aggregate number and percentage of outstanding shares of common stock, par value $.01 per share, of Software AG Systems, Inc. (the "Shares") beneficially owned by each of the Reporting Persons are set forth below.

1.  SOFTWARE AG

           (a)    Amount Beneficially Owned:                      2,750,000

           (b)    Percent of Class:                                     9.3%

           (c)    Number of Shares to which such person has:


                  (i)   sole power to vote or direct the vote:    2,750,000

                  (ii)  shared power to vote or direct the vote:          0

                  (iii) sole power to dispose or to direct the
                        disposition of:                           2,750,000

                  (iv)  shared power to dispose or to direct
                        the disposition of:                               0

                               Page 6 of 9 pages

  CUSIP NO. 834025 10 8                                            SCHEDULE 13G
            -----------


2.  DR. ERWIN W. KOENIGS (1)
    --------------------

           (a)    Amount Beneficially Owned:                           102,025

           (b)    Percent of Class:                                        0.3%

           (c)    Number of Shares to which such person has:

                  (i)   sole power to vote or direct the vote:         102,025

                  (ii)  shared power to vote or direct the vote:             0

                  (iii) sole power to dispose or to direct the
                        disposition of:                                102,025

                  (iv)  shared power to dispose or to direct
                        the disposition of:                                  0

2.  VOLKER DAWEDEIT (2)
    ---------------

           (a) Amount Beneficially Owned:                               67,925

           (b) Percent of Class:                                           0.2%

           (c) Number of Shares to which such person has:

                  (i)   sole power to vote or direct the vote:          67,925

                  (ii)  shared power to vote or direct the vote:             0

                  (iii) sole power to dispose or to direct the
                        disposition of:                                 67,925

--------------
(1) Dr. Koenigs, a director of Software AG Systems, Inc., is the Chairman of the Board and Chief Executive Officer of Software AG, and may be deemed to have or share voting and investment power with respect to the Shares held of record by Software AG. Dr. Koenigs disclaims beneficial ownership of all Shares held of record by Software AG. The filing of this Statement on Schedule 13G by Dr. Koenigs shall not be construed as an admission that Dr. Koenigs is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owner of any Shares held of record by Software AG.
(2) Mr. Dawedeit is the Chief Financial Officer and a director of Software AG, and may be deemed to have or share voting and investment power with respect to the Shares held of record by Software AG. Mr. Dawedeit disclaims beneficial ownership of all Shares held of record by Software AG. The filing of this Statement on Schedule 13G by Mr. Dawedeit shall not be construed as an admission that Mr. Dawedeit is, for the purposes of Sections 13(d) or 13(g) of the Act the beneficial owner of any Shares held of record by Software AG.

                               Page 7 of 9 pages

  CUSIP NO. 834025 10 8                                             SCHEDULE 13G
            -----------


           (iv) shared power to dispose or to direct
                the disposition of:        0


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not Applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not Applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           The identity of each member of the group is set forth in Exhibit B hereto.


ITEM 9.  NOTICE OF DISSOLUTION OF THE GROUP.

           Not Applicable.


ITEM 10. CERTIFICATION.

           Not Applicable.

                               Page 8 of 9 pages

  CUSIP NO. 834025 10 8                                            SCHEDULE 13G
            -----------

                                   SIGNATURES


          After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1998


                             Software AG


                             By:/s/ Dr. Erwin W. Koenigs
                                -------------------------
                                Dr. Erwin W. Koenigs
                                Chairman of the Board and
                                Chief Executive Officer



                             By:/s/ Dr. Erwin W. Koenigs
                                -------------------------
                                 Dr. Erwin W. Koenigs



                             By:/s/ Volker Dawedeit
                                -------------------------
                                 Volker Dawedeit


                               Page 9 of 9 pages

                                                                       Exhibit A

                             JOINT FILING AGREEMENT

           In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $.01 per share, of Software AG Systems, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such statement.

           IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of February 12, 1998.


                             Software AG


                             By:/s/ Dr. Erwin W. Koenigs
                                -------------------------
                                Dr. Erwin W. Koenigs
                                Chairman of the Board and
                                Chief Executive Officer



                             By:/s/ Dr. Erwin W. Koenigs
                                -------------------------
                                Dr. Erwin W. Koenigs



                             By:/s/ Volker Dawedeit
                                -------------------------
                                Volker Dawedeit

                                                                       Exhibit B

                     IDENTIFICATION OF MEMBERS OF THE GROUP

          The following information is furnished with respect to each member of the group consisting of Software AG, Dr. Erwin W. Koenigs and Mr. Volker Dawedeit, each of whom has agreed to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $.01 per share, of Software AG Systems, Inc.

     1.  SOFTWARE AG.  Software AG is a German corporation whose principal
         -----------
business address is Uhlandstrasse 12, D-64297, Darmstadt, Germany. Software AG Foundation, a German charitable foundation, is the owner of 98% of the outstanding shares of voting stock of Software AG.

     2.  DR. ERWIN W. KOENIGS.  Dr. Erwin W. Koenigs, a citizen of the Republic
         --------------------
of Germany, is the Chairman of the Board and Chief Executive Officer of Software AG. Dr. Koenigs is also a director of Software AG Systems, Inc. His principal business address is Uhlandstrasse 12, D-64297, Darmstadt, Germany.

     3.  VOLKER DAWEDEIT.  Volker Dawedeit, a citizen of the Republic of
         ---------------
Germany, is the Chief Financial Officer and a director of Software AG. His principal business address is Uhlandstrasse 12, D-64297, Darmstadt, Germany.